Exhibit 99.1

For Immediate Release

OBOOK Holdings Inc. Expands U.S. Regulatory Footprint to 40

States with New Washington Money Transmitter License

Arlington, Virginia, United States, October 24, 2025 – OBOOK Holdings Inc. (NASDAQ: OWLS) (“OBOOK” or the “Company”), a blockchain technology company operating as the OwlTing Group, today announced a major regulatory milestone following its successful Nasdaq direct listing. The Company has secured new Money Transmitter Licenses (MTLs) in Washington, Kansas, and North Carolina, expanding its fund operations coverage to 40 U.S. states1.

The addition of these licenses, particularly securing the Washington State after several years of effort, further strengthens OwlTing’s regulatory footprint and supports its mission to build a fully regulated stablecoin infrastructure for global commerce. This milestone reinforces OwlTing’s continued commitment to developing a compliant, scalable, and efficient cross-border payments ecosystem through its OwlPay stablecoin platform.

“Securing our regulatory presence across 40 U.S. states marks more than compliance, it’s a foundation for leadership,” said Darren Wang, Founder and CEO at OwlTing Group. “As the global payments industry shifts toward stablecoin rails, our payment suite, OwlPay, is building the infrastructure that others will rely on. We are committed to making borderless transactions faster, safer, and more cost-efficient for enterprises worldwide.”

OwlTing is actively expanding its global regulatory framework by pursuing Money Transmitter Licenses or their equivalents in the remaining U.S. states. In the EU, the Company is upgrading its Virtual Assets Service Provider (VASP) license in Poland to a Crypto Asset Service Provider (CASP) license under the EU’s MiCA framework and applying for an Electronic Money Institution (EMI) license. In Japan, the Company has obtained an Electronic Payment Intermediary Service Provider (Bank API license) with pending applications for additional fiat and stablecoin licenses.

[1]

Availability may vary by jurisdiction and is subject to change. As of October 2025, OwlTing Group has obtained MTL licenses or their equivalent in 39 U.S. states and is applying for licenses in additional states. For a list of U.S. licenses obtained, please see https://www.owlting.com/owlpay/licenses?lang=en.

Along with advancing its licensing opportunities in Hong Kong, Singapore, and the Latin American region, this places OwlTing in a unique position to enable cross-border interoperability for stablecoin payments. With a robust compliance framework built on rigorous KYC/AML standards and end-to-end transparency, OwlTing empowers financial institutions, fintechs, and global merchants to adopt stablecoin payments with confidence. The Company is poised to become a central pillar in the next wave of blockchain-based financial infrastructure.

About OBOOK Holdings Inc.

OBOOK Holdings Inc. is a blockchain technology company operating as the OwlTing Group. The Company was founded and is headquartered in Taiwan, with subsidiaries in the United States, Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia. The Company operates a diversified ecosystem across payments, hospitality, and e-commerce. In 2025, according to CB Insights’ Stablecoin Market Map, OwlTing was ranked among the top 2 global players in the “Enterprise & B2B” category. The Company’s mission is to use blockchain technology to provide businesses with more reliable and transparent data management, to reinvent global flow of funds for businesses and consumers and to lead the digital transformation of business operations. To this end, the Company introduced OwlPay, a Web2 and Web3 hybrid payment solution, to empower global businesses to operate confidently in the expanding stablecoin economy. For more information, visit https://www.owlting.com/portal/?lang=en.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “aim,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “likely,” “potential,” “project,” or “continue,” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances, except as required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot guarantee that such expectations will prove correct. The Company cautions investors that actual results may differ materially from those anticipated and encourages investors to review other factors that may affect its future results in the Company’s registration statement filed with and declared effective by the SEC and other filings with the SEC, available at www.sec.gov.

OBOOK Holdings Inc. Media Relations

Michael Hsu, Public Relations Director

pr_office@owlting.com